H & H IMPORTS, INC.

7220 N.W. 7TH STREET

PLANTATION, FL 33317

INFORMATION STATEMENT DATED MAY 13, 2010

PURSUANT TO

SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND

RULE 14f-1 THEREUNDER

INTRODUCTION

This Information Statement is being mailed on or about May 18, 2010 to the holders of record on May 17, 2010 of the shares of Common Stock (the “Common Stock”) of H&H Imports, Inc., a Florida corporation (the “Company”).  It is being furnished by the Company in connection with the change of the Company’s directors to be effected on or about May 31, 2010 in connection with the completion of the merger transaction discussed below.

BACKGROUND OF TRANSACTION AND CHANGE IN CONTROL

Pursuant to the terms of an agreement and plan of merger dated April 15, 2010 among the Company, TV Goods Holding Corporation, a Florida corporation (“TV Goods”) and TV Goods Acquisition, Inc., a wholly owned subsidiary of the Company, TV Goods will become a wholly-owned subsidiary of the Company by merging with the Company’s TV Goods Acquisition, Inc. subsidiary (the “Transaction”). The current owners of TV Goods common stock will receive approximately 179,687,510 shares of the Company’s Common Stock in the Transaction.

As of the date of this Information Statement, there are 5,567,500 shares of the Company’s Common Stock issued and outstanding.

If all of the issued and outstanding shares of TV Goods common stock are exchanged for 179,687,510 shares of Company Common Stock, the holders thereof will own 98.6% of the Company’s 182,255,010 shares of Common Stock which would then be issued and outstanding. Upon completion of the Transaction 3,000,000 shares of the currently issued and outstanding Company Common Stock will be returned to the Company for cancellation and approximately 2,000,000 will be purchased by persons designated by TV Goods. The holders of such shares will receive approximately $06.5 per share as compensation.

In connection with the completion the Transaction the directors and officers of TV Goods will become the directors and officers of the Company (see “Directors and Executive Officers after the Transaction”).

Completion of the Transaction will result in a change of control of the Company. If  the Transaction is not  completed,  the Company’s  current  officers and directors will not be replaced and  there  will  not be a  change in control.  The Company anticipates, but cannot assure, that the Transaction will be closed on or about May 31, 2010.

REASON FOR THIS INFORMATION STATEMENT

Because a majority of our directors will be changed in connection with the completion of the Transaction otherwise than at a meeting of our stockholders, the  Company  is  required  pursuant  to Rule  14f-1 promulgated  under the Securities  Exchange Act of 1934, as amended (the “Exchange Act”),  to provide its stockholders and the Securities and Exchange Commission (the “SEC”) with certain  information  not less than ten days prior to the date on which the change of directors will take place, or such shorter time period as may be established by the Commission. This Information Statement is being filed with the SEC and sent to the Company’s stockholders in compliance with that Rule.

INFORMATION RELATING TO THE COMPANY’S SECURITIES

As of the date of this Information Statement, there are outstanding 5,567,500 shares of the Company Common Stock.  Each outstanding share of Common Stock entitles the record holder thereof to one vote on all matters presented to stockholders for their consideration. The Common Stock is the only issued and outstanding stock of the Company.

PRINCIPAL STOCKHOLDERS BEFORE THE TRANSACTION

The following table sets forth certain information regarding the beneficial ownership of Common Stock as of April 15, 2010 by (i) each stockholder who is known by the Company to own beneficially more than five percent of the Company’s outstanding Common Stock, (ii) each current director of the Company, (iii) the Company’s executive officers, and (iv) by all executive officers and directors of the Company as a group. The information as to each person or entity has been furnished by such person.

Name	Number of Shares Common Stock	Percentage of Outstanding
Francis A. Rebello	225,000	4.0%
Michael H. Jordan	2,630,000	47.2%
Anand Kumar	50,000	0.9%
Pamela P. Rabin	50,000	0.9%
Todd Rowley	50,000	0.9%
All directors and officers as a group (5 persons)	3,005,000	53.9%

PRINCIPAL STOCKHOLDERS AFTER THE TRANSACTION

The following table sets forth as of the date hereof, certain information with respect to the stockholders of the Company following the completion of the Transaction who, based on approximately 182,255,010 shares of Company common stock to be outstanding upon completion of the Transaction, would be the record or beneficial owners of more than 5% of the Company’s outstanding Common Stock, each Director who will be appointed as of the completion of the Transaction and all of the persons who will be appointed as Directors and Officers upon completion of the Transaction as a group.  Except as indicated in the footnotes to the table, the listed stockholders hold sole voting and investment power over their respective shares. This information has been provided by TV Goods. The address for each person is 14044 Icot Boulevard, Clearwater, Florida 33760.

Name	Shares to be Beneficially Owned	Percentage(2)
Kevin Harrington(1)	105,000,000	57.6%
Steven Rogai	15,000,000	8.2%
Michael Cimino	5,000,000	2.7%
Officers and Directors as a group (3 persons)	125,000,000	68.6%

(1)   Includes shares held by a corporation controlled by Mr. Harrington.

(2)   Applicable percentage of ownership is based on an estimated 182,255,010 shares of Company Common Stock to be outstanding upon completion of the Transaction and includes the assumed sale of 21,500,00  shares of TV Goods common stock in a private placement to accredited investors and no dissenting TV Goods shareholders in the Transaction.  Does not include shares which may be issued upon conversion of outstanding convertible debt of TV Goods and exercise of outstanding common stock purchase warrants.

DIRECTORS AND EXECUTIVE OFFICERS BEFORE THE TRANSACTION

The following identifies and sets forth certain information about the current directors and executive officers of the Company.

Name	Position
Francis A Rebello	Director and President (principal executive officer and principal accounting and financial officer)
Michael H. Jordan	Director, Vice President - Marketing and Sales and Secretary
Pamela P. Rabin	Director
Todd Rowley	Director
Anand Kumar	Director

Francis A. Rebello, age 60, has been our President, Chief Executive Officer and a director since March 2007. Mr. Rebello was Special Projects Manager for the Satilla Regional Cancer Treatment Center, Waycross, Georgia from November 2002 to May 2006. Since July 2006 he has been Controller of Actsys Door Systems, Inc., a specialized building contractor located in Miami Florida.

Michael H. Jordan, age 56, has been our Vice President, Secretary and a director since November 2006. He has been owner and chief executive of a business consulting firm for over five years. He now devotes his full time to the business of the company primarily in sales and marketing.

Pamela P. Rabin, age 57, was appointed a director in 2008. She has served in administrative staff positions for Stearns, Weaver, Miller et al., a law firm in Miami, Florida, since 1982. She is currently personnel director of the firm.

Todd W. Rowley, age 51, was appointed a director in 2008. Mr. Rowley has worked for the Wachovia Corporation since 1987 having begun his career at First Virginia Bank in 1980. His most recent role is as a Senior Vice President and Senior Relationship Manager in the Metropolitan Washington region's Commercial Banking Division.

Anand Kumar, age 67, was appointed a director in 2009. He has been President of GT LLC, an import export firm for the last eleven years.

DIRECTORS AND EXECUTIVE OFFICERS AFTER THE TRANSACTION

If and when the Transaction is completed, the Company’s current officers and directors will be replaced, without stockholder action, with the following persons as our directors and executive officers:

Name	Position
Kevin Harrington	Chairman and Director
Steven Rogai	President and Director
Michael Cimino	Director

The following is a brief description of the background of the persons who will be appointed as our directors and executive officers upon completion of the Transaction. This information has been provided by TV Goods.

Kevin Harrington, age 53, has served as chairman of the TV Goods since its inception.  He is widely acknowledged as a pioneer and principal architect of the “infomercial” industry. In 1984 Mr. Harrington produced one of the industry’s first 30 minute infomercials. Mr. Harrington has been involved with over 500 product launches resulting in sales of over $4 billion worldwide and 20 products reaching individual sales of over $100 million. Mr. Harrington founded Quantum International, Ltd. in 1988 which merged into National Media Corporation in 1991. Under Harrington’s leadership as its President National Media reached $500 million in annual sales with distribution in over 100 countries in 20 languages. Additional entrepreneurial startups for which Harrington served as CEO included a joint venture with HSN, Inc. (HSN Direct) in 1994 and Reliant International Media in 1997, where he was CEO from 2002 to August 2008. Reliant was sold to Responze TV PLC. Harrington co-founded OmniReliant Holdings Inc. in 2006 and served as a director until August 2008. Mr. Harrington has established two global networking associations; the Entrepreneur's Organization (E.O.) and the Electronic Retailing Association (ERA). Mr. Harrington currently appears on the television series “Shark Tank”. He recently released a book entitled “Act Now”. This book chronicles Kevin‘s life and experiences in the DRTV industry. Kevin’s co-author is William Simon who co-authored with Steven Jobs, the NY Times best-selling book “Icon.”

Steven Rogai, age 33, has served as CEO of the TV Goods since late 2009. Mr. Rogai has over 15 years of retail and product development experience. Mr. Rogai founded and operated Titan I Developments, LLC, a real estate finance company in Central Florida, from June 2005 through January 2010. He also founded and operated Florida Select Mortgage Corp., a real estate mortgage company, from August 2004 through January 2010. In May 2008 Mr. Rogai filed for personal bankruptcy under Chapter 11 and satisfied the plan in late 2009. Mr. Rogai joined TV Goods in early 2009.

Michael M. Cimino, age 57, has served as Director of TV Goods Holding since March 2010. He has been involved in the infomercial industry for approximately 30 years and helped fashion the legal framework of this fledgling industry designing and developing forms of deals that are now commonplace in the DRTV arena. In 1978, while still in law school, Mr. Cimino was an in-house marketing counsel and Director of Advertising Compliance for a leading direct response insurance company, creating DRTV spots with Arthur Godfrey and Danny Thomas. From 1988 through 1991 he served as General Counsel and Executive VP of Product Development for Quantum International Ltd, working with Kevin Harrington. After Quantum, Mr. Cimino went on to be General Counsel/Marketing Counsel of three other major infomercial companies, Synchronal Corp., Regal Group and National Direct Corporation (NDC). Mr. Cimino also served as president of NDC.

Subsequently, Mr. Cimino became President and Chairman of High Speed Net Solutions, Inc., a public company which possessed exclusive rights to a compression technology. In May 2005, Mr. Cimino was appointed to serve as President and Vice Chairman of the Board of Directors of Sure Trace Security Corporation, a publicly traded company and served until 2007. On September 13, 2007, the SEC filed and settled civil action in the United States District Court for the District of Columbia against, among others, Sure Trace Security Corporation and Mr. Cimino, its vice chairman and president, alleging that Mr. Cimino violated certain regulatory provisions of the Securities Act. Without admitting or denying the allegations in the complaint, Mr. Cimino consented to a final judgment enjoining him from violating the registration provisions of Sections 5(a) and 5(c) of the Securities Act. Mr. Cimino served as CEO and director of True Product ID, Inc. during 2006 and became President and Chairman of this corporation in January 2010. He also currently serves as a consultant to Biofield Corp., a company quoted on the OTCBB. In August 2006 Mr. Cimino filed a voluntary Chapter 13 bankruptcy which was voluntarily withdrawn in May 2008.

ADDITIONAL INFORMATION

Election of Directors and Officers

Our directors are elected yearly and hold office until the next annual meeting of shareholders and the election and qualification of their successors. Our officers are elected by the board of directors and may be replaced or removed by the board at any time.

Director Independence

The following information concerning director independence is based on the director independence standards of The NASDAQ Stock Market Corporate Governance Rules. The Board has determined that directors Rabin, Rowley and Kumar are independent and that directors Rebello and Jordan are not independent. In determining independence, the Board reviews and seeks to determine whether directors have any material relationship with the Company, direct or indirect, which would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. The Board reviews business, professional, charitable and familial relationships of the directors in determining independence.

Board of Director Committees

Our Board of Directors does not have standing audit, nominating or compensation committees.  Instead, the functions that might be delegated to such committees are carried out by our entire Board of Directors, to the extent required.

Audit Committee Financial Expert

The Board has determined that none of its members is an audit committee financial expert. The Board does not have an audit committee financial expert due to the Company still being in the developmental stage.

Code of Ethics

We have adopted a Code of Ethics which is filed as Exhibit 14 to our annual report on Form 10-K for the fiscal year ended February 28, 2009. Any stockholder may receive a copy without charge by written request to Francis A. Rebello, H&H Imports, Inc., 7220 NW 7th Street, Plantation, FL 33317.

Shareholder Communications with the Board

Stockholders may communicate with the Board in writing by addressing mail to “Board of Directors, H&H Imports, Inc., 7220 N.W. 7th Street, Plantation, FL 33317.” Any such communication will be distributed to each of the Company’s Directors.  A communication to any individual Director at the same address will be distributed only to that Director.

Attendance at Meetings

During the fiscal year ended February 28, 2010, the Board of Directors conducted all of its business by written consent without a meeting.

Director Compensation

We issue 50,000 shares of our common stock to each of our non-executive directors upon their initial appointment as a director. In May 2009 the Company issued 50,000, valued at $1,250 to Anand Kumar upon his appointment as a director of the Company. Mr. Kumar was the only director who received compensation for director service in fiscal 2010. We do not have any other arrangements for compensating our directors.

Related Party Transactions

All related party transactions are required to be reviewed and approved by an independent body of the Board of Directors composed solely of directors with no interest in the transaction.

Compliance with Section 16(a) of the Securities Exchange Act Of 1934

Section 16(a) of the Exchange Act requires our executive officers and directors, and persons who beneficially own more than ten percent of our equity securities, to file reports of ownership and changes in ownership with the Securities and Exchange Commission. Officers, directors and greater than ten percent shareholders are required by SEC regulation to furnish the Company with copies of all Section 16(a) forms they file. The initial ownership reports were required to be filed in January 2010. However they were not filed until May 2010.

Director Attendance at the Annual Meeting

It is the Company’s policy to require all of its Directors to attend the Annual Meeting of Stockholders. The Company did not hold an annual meeting in the fiscal year ended February 28, 2010.

Executive Compensation

The Board of Directors does not have a compensation committee. The Board believes this is appropriate because the Company is still in the developmental stage and the compensation to directors and officers in minimal. All the directors participate in the determination of director compensation. The directors who are officers do not participate in the discussion or voting on their own compensation.

SUMMARY COMPENSATION TABLE

The following table presents compensation information for the fiscal year ended February 28, 2010 for the person who served as our principal executive officer and principal financial officer (the "named executive officer").  Our other executive officer earned no compensation in the fiscal year ended February 28, 2010.

	Annual Compensation

Name and Principal Position	Fiscal Year	Salary ($)	Bonus ($)	Other Annual Compensation ($)
Frances Rebello, CEO	2010	0	0	$3,750
	2009	0	0	$6,500

Mr. Rebello received no equity, retirement, long term compensation or any other compensation in such fiscal years.

All our officers are employees at will and have no written employment contracts.

A commission compensation structure was established for Mr. Jordan of 5% of sales with a gross margin of 35% to 60% and 7.5% on sales with a gross margin in excess of 60% to be paid upon receipt of the proceeds of such sales. Mr. Jordan did not earn commissions in the fiscal year ended February 28, 2010.

Equity Compensation Plan Information for Fiscal Year Ended February 28, 2010

The Company did not have any stock option, stock appreciation rights or any other form of equity compensation plan outstanding as of February 28, 2010 or at any time during the fiscal year ended February 28, 2010.

Change of Control Arrangements

Upon completion of the Transaction 3,000,000 shares of the currently issued and outstanding Company Common Stock will be returned to the Company for cancellation and approximately 2,000,000 shares will be purchased by persons designated by TV Goods. The current holders of such shares will receive approximately $06.5 per share as compensation. Our officers and directors will provide approximately 3,005,000 of such shares and receive such compensation.